Exhibit 99.1

MARIS-TECH Ltd.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (the “Company”) will be held on December 7, 2023, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to consider a proposal to replace the Company’s current independent auditor, and to appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the Company’s new independent auditor for the fiscal year ending December 31, 2023, and to authorize the board of directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company.

Board Recommendation

The Board unanimously recommends that you vote in favor of the above proposal as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on November 20, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the proposal described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposal to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: israel@maris-tech.com; nir@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to the proposal. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Sincerely,
Israel Bar
Chief Executive Officer
November 16, 2023

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2023

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors (the “Board”) of the Company for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on December 7, 2023, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the instructions of the shareholders executing such proxy. In the absence of such instructions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5799-1999 (the “Companies Law”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 7, 2023, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Pursuant to the Companies Law, the Proposal described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to Mr. Nir Bussy, e-mail address: nir@maris-tech.com, no later than November 20, 2023.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than November 27, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than December 1, 2023.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights (i.e., 393,925 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE REPLACEMENT OF THE COMPANY’S CURRENT INDEPENDENT AUDITOR, AND TO APPOINT KOST, FORER, GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL LIMITED, AS THE COMPANY’S NEW INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR REMUNERATION, UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

Under the Companies Law, a company’s independent auditor (the “Auditor”) is responsible for auditing and giving an opinion on the company’s annual financial statements. The Companies Law states that the Auditor must be appointed by the shareholders at a general meeting of shareholders, and, in general, that at each annual general meeting of shareholders the shareholders must vote to appoint the Auditor for a term of service extending until the following annual general meeting.

The Company’s current auditor, Kesselman & Kesselman, a member firm of PwC International Limited, has served as the Company’s independent auditor (“PwC” or “Current Auditor”) since 2021.

On November 8, 2023, the audit committee of the Board (the “Audit Committee”), recommended to the Board, and determined that it is appropriate and in the best interest of the Company, that the shareholders replace the Current Auditor and appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global Limited (“EY” or “New Auditor”), as the New Auditor to replace the Current Auditor for the fiscal year ending December 31, 2023, and until the next annual general meeting of shareholders of the Company. Such replacement is not due to any disagreement between the Current Auditor and the Company and was agreed by both parties.

Under the Companies Law, when the non-renewal of the term of an Auditor of a public company (or the replacement of such Auditor), is brought for approval of the company’s shareholders, that Auditor must be given reasonable opportunity to present its position regarding such non-renewal to the company’s audit committee, in addition to being invited to present its position at the Meeting. The Current Auditor has been afforded the opportunity to present its position to the Audit Committee and this Meeting regarding the non-renewal of its term, and has waived such right.

On the same date, the Board accepted the recommendation of the Audit Committee and resolved that it is in the best interests of the Company, subject to the approval of the Company’s shareholders at this Meeting, to replace the Current Auditor and to appoint EY as the New Auditor for the fiscal year ending December 31, 2023, to serve until the next annual general meeting of the shareholders of the Company.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, that the Current Auditor is hereby replaced and EY is hereby appoint as the New Auditor for the fiscal year ending December 31, 2023, and to authorize the Board to determine their remuneration, until the next annual general meeting of the shareholders of the Company.”

This proposal requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that shareholders vote “FOR” the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.
18 Lafayette Place
Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 16, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 16, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on December 7, 2023 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Meeting and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 7, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To replace the Current Auditor, and to appoint EY as the New Auditor for the fiscal year ending December 31, 2023, and to authorize the Board to determine their remuneration, until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

____________________________	____________________________	____________________________
NAME	SIGNATURE	DATE
____________________________	____________________________	____________________________
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.